UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number: 001-38282

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

METROPOLITAN COMMERCIAL BANK

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METROPOLITAN BANK HOLDING CORP.

99 Park Avenue

New York, New York

Reports of Independent Registered Public Accounting Firm2 - 4

Financial Statements

Statements of net assets available for benefits5

Statement of changes in net assets available for benefits6

Notes to financial statements7 - 12

Supplemental Schedule

Schedule H, Line 4i - schedule of assets (held at end of year)15

Signature16

Index to Exhibit:

Exhibit 23.1 - Consent of Baker Tilly US, LLP

Exhibit 23.2 – Consent of Hancock Askew & Co., LLP

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Investment Committee and Participants

Metropolitan Commercial Bank 401(k) Plan

New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Metropolitan Commercial Bank 401(k) Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BAKER TILLY US, LLP

We have served as the Plan’s auditor since 2018.

Peachtree Corners, Georgia

June 13, 2025

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Investment Committee and Participants

Metropolitan Commercial Bank 401(k) Plan

New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the Metropolitan Commercial Bank 401(k) Plan (the Plan) as of December 31, 2023 (financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2018.

Peachtree Corners, Georgia

May 29, 2024

Metropolitan Commercial Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2024	2023

ASSETS

Investments
Investments, at fair value	$33,161,222	$25,332,504

Receivables
Employer contributions	21,775	37,651
Participant contributions	137,499	117,438
Notes receivable from participants	527,621	405,504

Total receivables	686,895	560,593

Net assets available for benefits	$33,848,117	$25,893,097

See accompanying notes to the financial statements.

Metropolitan Commercial Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2024

CHANGES TO NET ASSETS

Contributions
Participant	$3,533,651
Employer	1,170,554
Rollover	1,278,517

Total contributions	5,982,722

Investment income
Interest and dividends	1,309,260
Net appreciation in fair value of investments	2,486,453

Total investment income	3,795,713

Interest income on notes receivable from participants	38,356

Total additions	9,816,791

DEDUCTIONS FROM NET ASSETS

Benefits paid directly to participants	1,843,477
Administrative expenses	18,294

Total deductions	1,861,771

Net increase in net assets available for benefits	7,955,020

Net assets available for benefits, beginning of year	25,893,097

Net assets available for benefits, end of year	$33,848,117

See accompanying notes to the financial statements.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Metropolitan Commercial Bank 401(k) Plan (the Plan) is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which is sponsored by Metropolitan Commercial Bank (the Company or Employer) covering substantially all employees of the Company. The Plan was effective August 2, 1999, and was recently amended and restated effective May 21, 2021. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration

The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the 401(k) Plan Investment Committee of the Employer. The Administrator is responsible for oversight of the Plan.  The 401(k) Plan Investment Committee, which has been appointed by the CEO, determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Plan’s Administrator. Fidelity Management Trust Company (“Fidelity”) serves as the trustee, and Fidelity Workplace Services LLC serves as the recordkeeper of the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s voluntary contribution, any Company matching contribution, any discretionary profit-sharing contribution, and Plan earnings, and is charged for withdrawals, administrative expenses, and any allocation of Plan losses. Allocations are based on participant earnings, deferrals, account balances, or specific participant transactions as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee Contributions

Participants may contribute on a pre-tax and after-tax basis 1% to 90% of annual compensation subject to annual limitations set forth in Section 402(g) of the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Additional voluntary contributions are not permitted.

Newly eligible employees are automatically enrolled in the Plan with a 6% deferral rate.

Employer Contributions

The Company may make a discretionary matching contribution. Currently, the Company is matching 50% of the first 6% of a participant’s pre-tax contributions to the Plan. In addition, the Company may make a profit-sharing contribution allocated as a percentage of a participant’s compensation. No profit-sharing contributions were made for 2024.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (cont.)

Investment Options

The Plan offers investment options through Fidelity, the trustee of the Plan’s assets. All investment options are 100% participant directed. Participants can choose from a wide array of registered investment company options.

On June 1, 2022, the Employer filed a Form S-8, an initial registration statement for Employer securities to be offered to employees pursuant to employee benefit plans.

Effective June 2, 2022, Employer securities were included as a permissible investment option in the Plan. The Plan was amended to allow participants who are invested in Employer securities to elect to receive a distribution from their account in shares of Employer securities instead of cash.

Vesting

Participants are fully vested in their employee contributions, including “rollovers”, plus actual earnings thereon. Vesting in the Company’s contributions and earnings thereon is based on years of service and is determined as follows:

Number of Years of Service	Vested Percentage

0 - 1	0%
1 - 2	33⅓%
2 - 3	66⅔%
3 or more	100%

Forfeitures

Forfeitures of non-vested accounts are used to reduce future Company contributions and/or to pay Plan expenses. For the year ended December 31, 2024, the Plan used $81,119 of accumulated unapplied forfeitures to reduce Company contributions and $7,574 to pay Plan expenses. The unapplied forfeiture balance as of December 31, 2024 and 2023 was $55,301 and $50,561, respectively.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest as determined by the Plan administrator. The interest rate is based on the prevailing interest rate charged by persons in the business of lending money for loans that would be made under similar circumstances. The interest rates on notes receivable from participants range from 4.75% to 10.00% at December 31, 2024. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are not considered distributions and are not subject to federal or state income taxes, provided they are repaid as required.  Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (cont.)

Payment of Benefits

On termination of service due to death, disability, retirement, financial hardship or, in some cases, upon reaching the age of 59½, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his/her account as a lump-sum distribution. Participants with vested account balances of less than $5,000 will be automatically cashed out if terminated. Any distribution greater than $1,000 that is made to a participant without the participant's consent before the participant's normal retirement age will be rolled into an individual retirement plan designated by the Plan administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant’s loan to be in default, the participant’s loan balance is reduced, and a benefit payment is recorded.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments are stated at fair value. The fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for a discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in the net appreciation or depreciation in fair value of investments.

3. Related Party and Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Investments Institutional Operations, which is related to Fidelity. At December 31, 2024 and 2023, the Plan held 9,028.498 and 7,670.895 shares of Metropolitan Commercial Bank common stock fund (Employer Stock fund) valued at $528,157 and $424,814, respectively. For the year ended December 31, 2024, the Plan purchased 1,775.010 shares and sold 417.407 shares. These transactions and notes receivable from participants qualify as exempt party-in-interest transactions.

4. Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.  An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities; quoted market prices in markets that are active; or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2024 and 2023.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

4. Fair Value Measurement (cont.)

Employer Stock Fund – The Employer stock fund is measured using the unit value calculated from the observable market price of the stock plus the cash of the short-term investment fund, which approximates fair value.

Registered Investment Companies - Shares of registered investment companies (i.e., mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust - The common collective trust is valued at the NAV of units of a bank collective trust.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2024 and 2023.

December 31, 2024	Level 1	Level 2	Level 3	Total

Employer stock fund	$ 528,157	$ -	$ -	$ 528,157
Registered investment companies	31,592,755	-	-	31,592,755
Common collective trust measured at NAV*				1,040,310

Total at fair value				$ 33,161,222

December 31, 2023	Level 1	Level 2	Level 3	Total

Employer stock fund	$ 424,814	$ -	$ -	$ 424,814
Registered investment companies	23,954,354	-	-	23,954,354
Common collective trust measured at NAV*				953,336

Total at fair value				$ 25,332,504

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

4. Fair Value Measurement (cont.)

Fair value of investments in certain entities that calculate NAV per share (or its equivalent) follows:

		DOCVARIABLE BP<Current Period Date'Description><Text'CP'1P'yyyy'> 2022
Investment	Fair Value 2024	Fair value 2023	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Common/collective trust	$1,040,310	$953,336	None	Daily	Daily

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event the Plan is terminated, participants would become 100% vested in their account balances and such balances shall be distributed to participants and beneficiaries based on their individual accounts in the Plan as of the termination date.

6. Income Tax Status

The Plan has adopted a Non-Standardized Pre-Approved Profit Sharing Plan with CODA (Pre-Approved Plan) sponsored by FMR LLC, doing business as Fidelity Institutional Asset Management (FMR). The Internal Revenue Service (IRS) has opined and informed FMR by a letter dated June 30, 2020, stating that the form of the pre-approved plan document was in compliance with the applicable requirements of the IRC.  Although the Plan has been amended since adopting the pre-approved plan document, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks, Uncertainties, and Concentrations

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2024 and 2023, approximately 19 and 17 percent of the Plan’s investments were invested in TRP Retirement 2035.

Metropolitan Commercial Bank 401(k) Plan

Notes to Financial Statements

8. SECURE Act 2.0

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Most of the significant provisions became effective in 2024 and thereafter. Accordingly, there is no material impact to the Plan’s 2024 financial statements.

Metropolitan Commercial Bank 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 13-4047042
Plan # 001

December 31, 2024

(a)		(b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Common collective trust
		Galliard Capital Management	GALLIARD STBLE RTN M	**	$ 1,040,310

Common stock
	*	Metropolitan Bank	METROPOLITAN BANK STOCK PURCHASE ACCOUNT	**	528,157

Registered investment companies
		AllianceBernstein	AB GLOBAL BOND ADV	**	206,608
		American Beacon Funds	ABF SM CAP VAL INV	**	283,289
		American Century Investments	AM CENT ULTRA INV	**	1,834,521
		Baron Funds	BARON SMALL CAP	**	645,138
		Carillon Eagle	CRLN E MID CAP GR R6		692,246
		Cohen & Steers	COHEN & STEERS RLTY	**	209,131
	*	Fidelity Investments	FID GNMA	**	72,784
	*	Fidelity Investments	FID EXTD MKT IDX	**	825,388
	*	Fidelity Investments	FID INTL INDEX	**	466,197
	*	Fidelity Investments	FID US BOND IDX	**	109,166
	*	Fidelity Investments	FID TOTAL MKT IDX	**	2,449,905
	*	Fidelity Investments	FID SM CAP IDX	**	358,809
	*	Fidelity Investments	FID MID CAP IDX	**	136,739
		Hartford Funds	HTFD INTL OPPS R4	**	502,520
		Hartford Funds	HTFD DIV & GRTH R5	**	635,294
		Janus Henderson	J H BALANCED S	**	446,103
		John Hancock	JH DSCPL VAL MDCP R4	**	244,314
		J.P. Morgan Asset Management	JPM CORE PLUS BND R6	**	471,578

(a) (b) Identity of Issuer	(c) Description of Investment: Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Registered investment companies, continued
MainStay Winslow	MS W LARGE CAP GR R1	**	2,031,933
MFS	MFS GLOBAL GROWTH R4	**	506,952
Putnam	PUTN LG CAP VAL A	**	1,062,622
T. Rowe Price	TRP RETIREMENT 2015	**	984,950
T. Rowe Price	TRP RETIREMENT 2025	**	2,749,020
T. Rowe Price	TRP RETIREMENT 2035	**	6,194,627
T. Rowe Price	TRP RETIREMENT 2045	**	3,581,980
T. Rowe Price	TRP RETIREMENT 2055	**	3,694,590
T. Rowe Price	TRP RETIREMENT 2065	**	70,882
T. Rowe Price	TRP RETIRE BAL	**	106,742
Virtus Funds	VRTS N MS ST BOND A	**	18,727
			31,592,755

Total investments			33,161,222

Notes receivable
* Participants	Notes receivable with variable maturities through 2030 and interest rates ranging from 4.75% - 10.00% on all outstanding notes.	-	527,621

Total			$ 33,688,843

* Party-in-interest transactions.
**The cost of participant-directed accounts is not required to be disclosed.

METROPOLITAN COMMERCIAL BANK

401(k) PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METROPOLITAN COMMERCIAL BANK 401(k) PLAN
(Registrant)

By:	/s/ Nick Rosenberg
Nick Rosenberg

Chair, 401(k) Plan Investment Committee
METROPOLITAN COMMERCIAL BANK

Date: June 13, 2025

Exhibit Index

The following exhibit is filed as a part of this Annual Report on Form 11-K:

Exhibit Number	Description of the Exhibit
23.1	Consent of Baker Tilly US, LLP
23.2	Consent of Hancock Askew & Co., LLP